

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2021

Steve Carchedi
Chief Executive Officer
Allarity Therapeutics, Inc.
210 Broadway, Suite 201
Cambridge, MA 02139

      Re: Allarity Therapeutics, Inc.
          Amendment No. 2 to Registration Statement on Form S-1
          Filed December 6, 2021
          Amendment No. 3 to Registration Statement on Form S-1
          Filed December 15, 2021
          File No. 333-259484

Dear Mr. Carchedi:

      We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Business
Out-License Agreement with SMERUD, page 172

1.   We note your disclosure here and on page 89 that Smerud must obtain funding for the clinical trials by December 31, 2021. We also note, however, that you state elsewhere, including on pages 91, 148 and 159 that Smerud must obtain funding for the clinical trials by October, 2021. Please revise to reconcile your disclosure or advise.

       Additionally, please revise your disclosure on pages 169 and 172 with respect to your agreements with Eisai and Smerud to reference the most recent amendments you have made to these agreements in August 2021 and October 2021, respectively, which are also included as Exhibits 10.12 and 10.13.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Ansart at 202-551-4511 or Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott E. Bartel, Esq.